

Mail Stop 3720

May 30, 2017

Mr. Jonathan N. Rubin
Chief Financial Officer
Magellan Health Inc.
4800 N. Scottsdale Rd, Suite 4400
Scottsdale, Arizona 85251

   Re: **Magellan Health Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2016
      Filed February 24, 2017
      File No. 001-06639

Dear Mr. Rubin:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Robert S. Littlepage, for

         Larry Spirgel
         Assistant Director
         AD Office 11 – Telecommunications